

Mail Stop 4631

November 9, 2009

By U.S. Mail

Jeffrey Stroburg
Chief Executive Officer
REG Newco, Inc.
416 South Bell Avenue
Ames, IA 50010

Re: **REG Newco, Inc.**
  Amendment No. 2 to Registration Statement on Form S-4
  Filed October 26, 2009
  File No. 333-161187

Dear Mr. Stroburg:

We have reviewed your filing and have the following comments.

Amendment No. 2 to Registration Statement on Form S-4

Summary, page 1

Comparative Per Share Data, page 8

1. Please supplementally provide us with an analysis of your calculation of historical earnings (loss) per share of REG for the year ended December 31, 2008 and the interim period presented in your registration statement.

Unaudited Pro Forma Financial Information, page 37

Unaudited Pro Forma Condensed Consolidated Statements of Operations, pages 39-40

2. We appreciate your response to comment six in our letter dated October 19, 2009 and the revisions made to your disclosures. Please supplementally tell us how the average number of shares outstanding for REG and Blackhawk reconcile to their respective Newco allocated shares on page 84.

Notes to the Pro Forma Condensed Consolidated Financial Statements, page 42

General

3.   We note your response to comment 10 in our letter dated October 19, 2009; however, please also include a comprehensively detailed footnote to your pro forma earnings per share which discloses the information that would be required by paragraph 40 of SFAS 128. In addition, please revise your pro forma footnotes to disclose the information you have provided in your response in regard to the Newco Series A Convertible Stock being a participating security.

Footnote (h)

4.   We note REG's consolidation of Blackhawk in May 2008 due to REG being the primary beneficiary under FIN46(R). This means that REG is considered to have a controlling financial interest in Blackhawk. As such, please tell us what consideration you gave to the guidance set forth in paragraphs A32 through A34 of SFAS 160 which indicates that changes in a parent's ownership interest, while the parent retains its controlling financial interest in its subsidiary, should be accounted for as an equity transaction. In this regard, it appears that the pro forma adjustment to step-up Blackhawk's assets may be inconsistent with this guidance.

5.   It does not appear that you have reflected the long-term debt of CIE and WIE at fair value, as required by SFAS 141(R). Please advise or revise accordingly.

6.   Please tell us how the number of Newco common and preferred shares to be received by each of CIE, WIE and Blackhawk, as shown in your "Assumed Fair Value" table, reconcile to their respective Newco allocated shares on page 84.

7.   In the first sentence proceeding your sensitivity table, you indicate that "to the extent the purchase price allocation, as a result of final appraisals is different than that as estimated by Newco, Newco would expect such difference to be reflected in the property, plant and equipment assets of CIE, WIE or Blackhawk, as the case may be." Given this statement, please tell us what consideration you have given to including a sensitivity analysis for the resulting impact to depreciation expense.

The Consolidation Transactions, page 48

Reasons for the Consolidation, page 55

Blackhawk's Reasons for the Consolidation, page 57

8.   We note your response to comment 17 in our letter dated October 19, 2009. Please disclose the substance of the response in the prospectus.

Certain Iowa Income Tax Consequences of the CIE Asset Purchase, page 92

9.   We believe that the possible recapture of tax credits affecting CIE members may be material to investors, and that the representations in your discussion should be supported by an opinion. See Item 601(b)(8) of Regulation S-K. Please clarify whether it is Christianson & Associates' opinion that the CIE asset purchase will not result in recapture, and file Christianson's opinion and consent as exhibits to the registration statement.

REG's Management's Discussion and Analysis of Financial Condition, page 148

Overview, page 148

10.   We appreciate your response to comment 22 in our letter dated October 19, 2009 regarding the Seneca Asset Purchase. Please revise your MD&A and any related footnotes to your interim financial statements to disclose the information that you provided us in your response.

Consolidated Financial Statements of Renewable Energy Group, Inc. and Subsidiaries, page F-3

Note 2 – Summary of Significant Accounting Policies, pages F-9 and F-38

Preferred Stock Accretion, pages F-12 and F-41

11.   We note your statement that "the Company does not believe it is probable that the Preferred Stock will become redeemable before the redemption date as it believes that a qualified public offering (QPO) has a more than remote probability of occurring." Paragraph 15 of EITF D-98 states that "If the security is not redeemable currently…and it is not probable that the security will become redeemable, subsequent adjustment is not necessary until it is probable that the security will become redeemable." In this regard, it appears that management would have to conclude that it is probable that a QPO will occur prior to the redemption date in order to conclude that it is not probable that the redemption of the preferred stock will occur. As such, it appears to us that the carrying value of the preferred stock should be accreted to its redemption value in accordance with paragraph 16 of EITF D-98. Alternatively, clarify your disclosures to comply with the guidance of paragraph 15 of EITF D-98.

Note 3 – Stockholders' Equity of the Company, page F-48

Common Stock Warrants, page F-50

12.   Your disclosure states that "the fair value of the common stock used in the computation of the fair value of the warrants issued in 2006 was determined based on a third party purchase of the Company's common stock that occurred on July 31, 2006. The fair value of the warrants issued in June and July 2007 and April and June 2008 was determined

using the common stock value as of July 31, 2007 and June 30, 2008, respectively." In this regard, please expand your disclosures to quantify the deemed fair value of the underlying common stock on July 31, 2006, July 31, 2007 and June 30, 2008.

Note 4 – Redeemable Preferred Stock, page F-51

Conversion Rights, page F-53

13.   Please revise your disclosure to provide the "predetermined price per share in a QPO."

Exhibit 8.1 - Opinion of Nyemaster, Goode, West, Hansell & O'Brien, PC

14.   We note your response to comment 31 in our letter dated October 19, 2009. Counsel has eliminated the reliance limitation in the statement to which we objected but has not eliminated the entire sentence, as we requested. Please have counsel revise its opinion to eliminate entirely the following sentence on page 2 of its opinion: "Furthermore, in the event any one of the facts or statements or assumptions upon which we have relied to issue this opinion is incorrect, our opinion might be adversely affected." Note that we do not object to your assumption that the statements, representations and warranties made in the agreements and in representation letters to you are true and accurate.

Western Iowa Energy, LLC

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9AT. Controls and Procedures, page 47

15.   We note your response to comment 33 in our letter dated October 19, 2009. Please explain to us how you determined that your disclosure controls and procedures were effective at December 31, 2008 given the presence of the material weakness related to failing to account for the change in WIE's reporting status from a small business issuer to a non-accelerated filer.

                                        *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dale Welcome, staff accountant, at (202) 551-3865 or Jeanne Baker, assistant chief accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, staff attorney, at (202) 551-3338 or the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Heidi E. Mayon, Esq. (Via Facsimile 415-983-1200)